                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                                          OMB APPROVAL


                                                        OMB No.:  3235-0145
                                                      Expires: August 31, 1999
                                                      Estimated average burden
                                                      hours per response:  14.90



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            POINT WEST CAPITAL CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    730715109
                                 (CUSIP Number)

                       Robin Rodriguez, 675 Berkmar Court
              Charlottesville, VA 22901, Telephone: (804) 817-5135
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 25, 1998
             (Date of event which requires filing of this statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                           |_|      Rule 13d-1 (b)
                           |X|      Rule 13d-1 (c)
                           |_|      Rule 13d-1 (d)

                  The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 730715109

CUSIP No.730715109

                  (1)      NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO.
                           OF ABOVE PERSON
                           Kamikaze Trading LLC
-------------------------------------------------------------------------------
                  (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [x]
                                                                    (b)  [. ]
-------------------------------------------------------------------------------
                  (3)      SEC USE ONLY
-------------------------------------------------------------------------------
                  (4)      SOURCE OF FUNDS
                           WC
-------------------------------------------------------------------------------
                  (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         [ ]
-------------------------------------------------------------------------------
                  (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                           Virginia
-------------------------------------------------------------------------------
NUMBER OF         (7)      SOLE VOTING POWER
                           104,742
SHARES            _____________________________________________________________
BENEFICIALLY      (8)      SHARED VOTING POWER
                           - 0 -
OWNED BY_______________________________________________________________________
EACH              (9)      SOLE DISPOSITIVE POWER
                           104,742
REPORTING         _____________________________________________________________
PERSON WITH       (10)     SHARED DISPOSITIVE POWER
                           - 0 -
-------------------------------------------------------------------------------
                  (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                           BY EACH REPORTING PERSON
                           104,742
-------------------------------------------------------------------------------
                  (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                           IN ROW (11) EXCLUDES CERTAIN SHARES            [ ]
-------------------------------------------------------------------------------
                  (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             3.2%
-------------------------------------------------------------------------------
                  (14)     TYPE OF REPORTING PERSON
                           00
-------------------------------------------------------------------------------

                  (1)      NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO.
                           OF ABOVE PERSON
                           Amalgamated Sludge LLC
------------------------------------------------------------------------------
                  (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [x]
                                                                       (b)  [ ]
------------------------------------------------------------------------------
                  (3)      SEC USE ONLY
------------------------------------------------------------------------------
                  (4)      SOURCE OF FUNDS
                           WC
------------------------------------------------------------------------------
                  (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        [ ]
------------------------------------------------------------------------------
                  (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                           Nevada
------------------------------------------------------------------------------
NUMBER OF         (7)      SOLE VOTING POWER
                           55,868
SHARES            _____________________________________________________________
BENEFICIALLY      (8)      SHARED VOTING POWER
                           -0-
OWNED BY______________________________________________________________________
EACH              (9)      SOLE DISPOSITIVE POWER
                           55,868
REPORTING         _____________________________________________________________
PERSON WITH       (10)     SHARED DISPOSITIVE POWER
                           -0-
------------------------------------------------------------------------------
                  (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                           BY EACH REPORTING PERSON
                           55,868
------------------------------------------------------------------------------
                  (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                           IN ROW (11) EXCLUDES CERTAIN SHARES             [ ]
------------------------------------------------------------------------------
                  (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             1.7%
------------------------------------------------------------------------------
                  (14)     TYPE OF REPORTING PERSON
                           00
------------------------------------------------------------------------------

                  (1)      NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO.
                           OF ABOVE PERSON
                           Cordell Consultants, Inc. (VA) Money Purchase Plan
-------------------------------------------------------------------------------
                  (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [x]
                                                                    (b)  [ ]
-------------------------------------------------------------------------------
                  (3)      SEC USE ONLY
-------------------------------------------------------------------------------
                  (4)      SOURCE OF FUNDS
                           Not Applicable
-------------------------------------------------------------------------------
                  (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         [ ]
-------------------------------------------------------------------------------
                  (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                           Virginia
-------------------------------------------------------------------------------
NUMBER OF         (7)      SOLE VOTING POWER
                           10,056
                  -------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER
                           -0-
OWNED BY_______________________________________________________________________
EACH              (9)      SOLE DISPOSITIVE POWER
                           10,056
REPORTING         _____________________________________________________________
PERSON WITH       (10)     SHARED DISPOSITIVE POWER
                           -0-
-------------------------------------------------------------------------------
                  (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                           BY EACH REPORTING PERSON
                           10,056
-------------------------------------------------------------------------------
                  (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                           IN ROW (11) EXCLUDES CERTAIN SHARES             [ ]
-------------------------------------------------------------------------------
                  (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.3%
-------------------------------------------------------------------------------
                  (14)     TYPE OF REPORTING PERSON
                           CO
-------------------------------------------------------------------------------

                  (1)      NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO.
                           OF ABOVE PERSON
                           Robin Rodriguez
-------------------------------------------------------------------------------
                  (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [x]
                                                                      (b)  [ ]
-------------------------------------------------------------------------------
                  (3)      SEC USE ONLY
-------------------------------------------------------------------------------
                  (4)      SOURCE OF FUNDS
                           Not Applicable
-------------------------------------------------------------------------------
                  (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
-------------------------------------------------------------------------------
                  (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
-------------------------------------------------------------------------------
NUMBER OF         (7)      SOLE VOTING POWER
                           3,642
SHARES            _____________________________________________________________
BENEFICIALLY      (8)      SHARED VOTING POWER
                           -0-
OWNED BY_______________________________________________________________________
EACH              (9)      SOLE DISPOSITIVE POWER
                           3,642
REPORTING         _____________________________________________________________
PERSON WITH       (10)     SHARED DISPOSITIVE POWER
                           -0-
-------------------------------------------------------------------------------
                  (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                           BY EACH REPORTING PERSON
                           3,642
-------------------------------------------------------------------------------
                  (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                           IN ROW (11) EXCLUDES CERTAIN SHARES             [ ]
-------------------------------------------------------------------------------
                  (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.1%
-------------------------------------------------------------------------------
                  (14)     TYPE OF REPORTING PERSON
                           IN
-------------------------------------------------------------------------------

                  (1)      NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO.
                           OF ABOVE PERSON
                           Karen Marino
-------------------------------------------------------------------------------
                  (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [x]
                                                                     (b)  [ ]
-------------------------------------------------------------------------------
                  (3)      SEC USE ONLY
-------------------------------------------------------------------------------
                  (4)      SOURCE OF FUNDS
                           Not Applicable
-------------------------------------------------------------------------------
                  (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         [ ]
-------------------------------------------------------------------------------
                  (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
-------------------------------------------------------------------------------
NUMBER OF         (7)      SOLE VOTING POWER
                           1,820
SHARES            ______________________________________________________________
BENEFICIALLY      (8)      SHARED VOTING POWER
                           -0-
OWNED BY_______________________________________________________________________
EACH              (9)      SOLE DISPOSITIVE POWER
                           1,820
REPORTING         ______________________________________________________________
PERSON WITH       (10)     SHARED DISPOSITIVE POWER
                           -0-
-------------------------------------------------------------------------------
                  (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                           BY EACH REPORTING PERSON
                           1,820
-------------------------------------------------------------------------------
                  (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                           IN ROW (11) EXCLUDES CERTAIN SHARES             [ ]
-------------------------------------------------------------------------------
                  (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.06%
-------------------------------------------------------------------------------
                  (14)     TYPE OF REPORTING PERSON
                           IN
-------------------------------------------------------------------------------

                  (1)      NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO.
                           OF ABOVE PERSON
                           Anglo-American Investor Services Corp.
--------------------------------------------------------------------------------
                  (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [x]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
                  (3)      SEC USE ONLY
--------------------------------------------------------------------------------
                  (4)      SOURCE OF FUNDS
                           Not Applicable
--------------------------------------------------------------------------------
                  (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         [ ]
--------------------------------------------------------------------------------
                  (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
--------------------------------------------------------------------------------
NUMBER OF         (7)      SOLE VOTING POWER
                           26,453
                  --------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER
                           -0-
OWNED BY________________________________________________________________________
EACH              (9)      SOLE DISPOSITIVE POWER
                           26,453
REPORTING         ______________________________________________________________
PERSON WITH       (10)     SHARED DISPOSITIVE POWER
                           -0-
--------------------------------------------------------------------------------
                  (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                           BY EACH REPORTING PERSON
                           26,453
--------------------------------------------------------------------------------
                  (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                           IN ROW (11) EXCLUDES CERTAIN SHARES            [ ]
--------------------------------------------------------------------------------
                  (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.8%
--------------------------------------------------------------------------------
                  (14)     TYPE OF REPORTING PERSON
                           CO

Item 1

                  This statement on Schedule 13G relates to the Common Stock (the "Common Stock") of Point West Capital Corp., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1700 Montgomery Street, Suite 250, San Francisco, California 94111. The Reporting Persons (filing as a group), are owners of shares of the Company's Common Stock.

Item 2

                  (a) Name of Person Filing.  This statement is filed as a joint statement pursuant to Rule 13d-1(b)(1)(ii)(J) by (i) Kamikaze Trading LLC, a Virginia limited liability company ("Kamikaze") with respect to the shares owned by it, (ii) Amalgamated Sludge LLC, a Nevada limited liability company
("Amalgamated") with respect to the shares owned by it, (iii) Cordell Consultants, Inc. (VA) Money Purchase Plan, a Virginia corporation ("Cordell") with respect to the shares owned by it, (iv) Anglo-American Investor Services Corp., a Delaware corporation ("AAISC"), with respect to the shares owned by it,
(v) Robin Rodriguez with respect to the shares owned by him and because of his position as President of Kamikaze, Managing Member of Amalgamated, President of Cordell, and President of AAISC, and (vi) Karen Marino, the wife of Robin Rodriguez, with respect to the shares owned by her.

                  (b) Address of Principal Office/Residence. The address of the principal business and principal office of each of Kamikaze, Amalgamated, Cordell and Karen Marino is 5540 Laurel Ridge Road, Ruckersville, Virginia 22968. The address of the principal business and the principal office of each of AAISC and Robin Rodriguez is 675 Berkmar Court, Charlottesville, Virginia 22901.

                  (c) Citizenship. All natural persons referred to above are citizens of the United States.

                  (d) Title of Class of Securities. This statement on Schedule 13G relates to the Common Stock of the Company.

     (e) Cusip Number. The Cusip Number of the Company is 730715109.

Item 3

                  If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o);
     (b) |_| Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
     (c) |_| Insurance company as defined in section 3(a)(19) of the Act
             (15 U.S.C. 78c);
     (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) |_| An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
     (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
     (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j) |X| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4 - Ownership

                  (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 3,253,324 shares of Common Stock outstanding as of November 25, 1998, based upon information received from the Company and as reported on the Company's 10Q for the quarter ending September 30, 1998.

                           As of the close of business on November 25, 1998:

     (i) Kamikazee owns 104,742 shares of Common Stock which constitute approximately 3.2% of the Common Stock outstanding.

     (ii) Amalgamated owns 55,868 shares of Common Stock which constitute approximately 1.7% of the Common Stock outstanding.

     (iii)  Cordell  owns  10,056  shares  of  Common  Stock  which   constitute
approximately 0.3% of the Common Stock outstanding.

     (iv)  AAISC  owns  26,453   shares  of  Common   Stock   which   constitute
approximately 0.8% of the Common Stock outstanding.

     (v) Robin Rodriguez owns 3,642 shares of Common Stock which constitute approximately 0.1% of the Common Stock outstanding.

     (vi) Karen Marino owns 1,820 shares of Common Stock which constitute approximately 0.06% of the Common Stock outstanding.

                  (b) Each such entity has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Robin Rodriguez as the chief executive officer or managing principal of the entity. Robin Rodriguez has the sole power to vote and dispose of the shares owned by him. Karen Marino has the sole power to vote and dispose of the shares owned by her.

Item 5 - Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ____. N/A

Instruction.  Dissolution of a group requires a response to this item.

Item 6 - Ownership of More than Five Percent on Behalf of Another Person

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A

   Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. N/A

Item 8 - Identification and Classification of Members of the Group

         If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9 - Notice of Dissolution of Group

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. N/A

Item 10 - Certification

         (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d.1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:   December 15, 1998


                                                     /S/_ROBIN RODRIGUEZ
                                       Robin Rodriguez,individually and as
                                       attorney-in-fact for each of Karen
                                       Marino, Kamikazee Trading,LLC,
                                       Amalgamated Sludge, LLC, Cordell
                                       Consultants, Inc.  (VA) Money Purchase
                                       Plan and  Anglo-American  Investor
                                       Services Corp.

                                    EXHIBIT 1

                        AGREEMENT REGARDING JOINT FILING
                     UNDER SECTION 13(d) OF THE EXCHANGE ACT

                  FOR VALUE RECEIVED, the undersigned, effective as of December 15, 1998, hereby agree as follows:

                  1. Joint Filing Authorization. Each party hereto authorizes ROBIN RODRIGUEZ to file on their behalf with the Securities & Exchange Commission (the "SEC"), all appropriate exchanges and other appropriate parties, as a joint filing for all of the undersigned parties pursuant to Rule 13d-1(k)(1)(iii), a statement of their beneficial ownership of the Common Stock of POINT WEST CAPITAL CORP. (the "Company") on Schedule 13G as promulgated by the SEC, including any pertinent amendments thereto, and including, where applicable, additions or deletions to the group represented by the undersigned.

                  2. Power of Attorney. Each party hereto hereby designates and appoints ROBIN RODRIGUEZ as their attorney-in-fact, to take all actions and to execute all documentation in their stead and on their behalf necessary or prudent to effectuate the joint filings relating to the Company contemplated by this Agreement, until revoked in writing by the party.

                  3. Binding on Heirs, Representatives, Successors and Assigns. This Agreement shall be binding upon the undersigned and their respective heirs, representatives, successors and assigns.

                                       /s/ROBIN RODRIGUEZ
                                       ------------------
                                       ROBIN RODRIGUEZ


                                       /s/KAREN MARINO
                                       ---------------
                                       KAREN MARINO


                                       KAMIKAZEE TRADING, LLC, a Virginia
                                       limited liability company

                                       By:/s/ROBIN RODRIGUEZ
                                       ---------------------
                                       Robin Rodriguez, President and Manager

                                       AMALGAMATED SLUDGE, LLC, a Nevada
                                       limited liability company

                                       By:/s/ROBIN RODRIUGEZ
                                       ---------------------
                                       Robin Rodriguez, Managing Member

                                       CORDELL   CONSULTANTS,   INC.  (VA)
                                       MONEY  PURCHASE  PLAN,  a
                                       Virginia corporation

                                       By:/s/ROBIN RODRIGUEZ
                                       ---------------------
                                       Robin Rodriguez, President

                                       ANGLO-AMERICAN INVESTOR SERVICES CORP.,
                                       a   Delaware corporation

                                       By:/s/ROBIN RODRIGUEZ
                                       ---------------------
                                       Robin Rodriguez, President